Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2025 Third Quarter and Year-to-Date Results

COLUMBUS, Ohio (October 31, 2025) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months and nine months ended September 30, 2025.

Jeremy Young, President and Chief Executive Officer, commented “Our 2025 third quarter financial results reflect solid improvement over the same period last year. We are encouraged by the recent increase in orders across SCI’s growing customer base. Market response to products launched earlier this year has been positive as reflected in the strong order backlog at September 30, 2025.”

Mr. Young added, “We remain focused on implementing plans to accelerate future growth. During the most recent quarter we updated our long-term strategy and identified new market opportunities for SCI’s products and value-added services. They involve investments in manufacturing equipment which complement our existing production capabilities and development of targeted marketing initiatives which are underway.”

Revenue

The Company’s revenue was $12,398,652 for the first nine months of 2025 compared to $17,819,042 for the same period in 2024. The 30% decrease in 2025 year-to-date revenue versus a year ago was due to product mix, lower raw material costs, and lower volume.

Quarterly revenue for the three months ended September 30, 2025, increased 36% to $5,289,116 from $3,883,237 a year ago due to higher volume and product mix.

Order backlog was $5.8 million at September 30, 2025, versus $3.4 million on June 30, 2025, and $3.8 million on the same date last year.

Gross profit

Gross profit was $3,562,116 for first nine months of 2025 versus $3,883,348 in the same period last year, a decrease of 8%. Lower raw material costs and volume were the key factors in the year-over-year comparison.

The third quarter of 2025 gross profit increased 22% to $1,331,145 from $1,089,293 a year ago due to the increase in revenue compared to last year.

Operating expenses

Operating expenses increased approximately 2% to $2,363,601 for the first nine months of 2025 versus $2,320,771 last year. Lower research and development expenses primarily offset higher general, administrative, and marketing and sales expenses.

For the three months ended September 30, 2025, operating expenses increased 8% to $790,976 from $730,182 the prior year. Increased staff plus higher compensation and rent expense were key factors which contributed to the increase compared to the same period in 2024.

Net interest income

Net interest income increased approximately 15% to $333,769 for the 2025 year-to-date period from $290,908 last year.

For the third quarter of 2025, net interest income increased approximately 12% to $119,959 from $107,391 for the same period a year ago. Both periods in 2025 benefited from higher cash and cash equivalents plus investments in marketable securities of approximately $3.3 million.

Income taxes

For the nine months ended September 30, 2025, income tax expense was $347,829 compared to $421,077 for the same period a year ago, a decrease of 17%.

The Company’s third quarter 2025 income tax expense increased 41% to $149,849 from $105,924 last year. The effective tax rate remained at 22.7% for the nine month and three-month periods ended September 30, 2025, and 2024. The deferred tax liability was $261,154 at September 30, 2025, compared to $121,649 at December 31, 2024.

Net income

Net income of $1,184,455 for the nine months ended September 30, 2025, was 17% below the $1,432,408 for the same period last year. Lower gross profit for the first nine months of 2025 was partially offset by higher interest income compared to a year ago.

Third quarter 2025 net income increased approximately 42% to $510,279, primarily led by higher gross profit, compared to $360,578 a year ago.

Net income per diluted share was $0.26 for the nine months ended September 30, 2025, compared to $0.31 last year. For the third quarter of 2025, net income increased to $0.11 from $0.08 in 2024.

Cash and cash equivalents and Investments in marketable securities

Cash and cash equivalents totaled $9,478,260 at September 30, 2025, an increase of 40% versus $6,753,403 at December 31, 2024. The Company received approximately $2 million in customer deposits late in the third quarter of this year which will be used to purchase inventory and manufacture products to be shipped in future months. Investments in marketable securities totaled $3,296,563 at September 30, 2025, versus $2,758,478 at 2024 year-end, an increase of approximately 20%.

Debt outstanding

The Company had no debt outstanding at September 30, 2025, or December 31, 2024.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2024. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

CONDENSED BALANCE SHEETS

	September 30,	December 31,
	2025	2024
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$9,478,260	$6,753,403
Investments - marketable securities, short term	-	509,478
Accounts receivable, less allowance for doubtful accounts	944,790	775,288
Inventories	3,031,834	1,432,914
Prepaid purchase orders and expenses	157,272	238,834
Total current assets	13,612,156	9,709,917

Property and Equipment, at cost	10,286,612	9,904,028
Less accumulated depreciation and amortization	(7,915,388)	(7,632,946)
Property and equipment, net	2,371,224	2,271,082

Other Assets
Investments, net - marketable securities, long term	3,296,563	2,249,000
Right of use asset, net	1,108,533	1,236,572
Other assets	62,694	66,394
Total other assets	4,467,790	3,551,966
TOTAL ASSETS	$20,451,170	$15,532,965

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$203,012	$174,863
Accounts payable	400,641	419,209
Customer deposits	4,032,224	337,873
Accrued expenses	531,555	532,260
Total current liabilities	5,167,432	1,464,205

Deferred tax liability	261,154	121,649
Operating lease, long term	905,521	1,061,709
Total liabilities	6,334,107	2,647,563

Total shareholders' equity	14,117,063	12,885,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$20,451,170	$15,532,965

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2025	2024	2025	2024

Revenue	$5,289,116	$3,883,237	$12,398,652	$17,819,042
Cost of revenue	3,957,971	2,793,944	8,836,536	13,935,694
Gross profit	1,331,145	1,089,293	3,562,116	3,883,348
General and administrative expense	523,408	476,572	1,620,770	1,426,406
Research and development expense	111,250	130,014	320,891	489,879
Marketing and sales expense	156,318	123,596	421,940	404,486
Income from operations	540,169	359,111	1,198,515	1,562,577
Interest income, net	119,959	107,391	333,769	290,908
Income before provision for income taxes	660,128	466,502	1,532,284	1,853,485
Income tax expense	149,849	105,924	347,829	421,077
NET INCOME	$510,279	$360,578	$1,184,455	$1,432,408
Earnings per share - basic and diluted
Income per common share
Basic	$0.11	$0.08	$0.26	$0.32
Diluted	$0.11	$0.08	$0.26	$0.31
Weighted average shares outstanding
Basic	4,578,979	4,564,259	4,573,970	4,546,269
Diluted	4,583,142	4,568,863	4,578,226	4,550,820

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	2025	2024
CASH PROVIDED BY (USED IN):
Operating activities	$3,683,895	2,410,129
Investing activities	(959,038)	(378,928)
Financing activities	—	(49,149)
NET INCREASE IN CASH	2,724,857	1,982,052

CASH - Beginning of period	6,753,403	5,673,994

CASH - End of period	$9,478,260	$7,656,046